April 17, 2012

Christina Chalk
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedule TO-T filed March 23, 2012, by MacKenzie Capital Management, LP and its affiliates, the Purchasers, for Dividend Capital Total Realty Trust, Inc., File No. 005-85609

Dear Ms. Chalk:

Thank you for your letter dated April 5, 2012, regarding our recent Schedules TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
You are of course correct that this is our third un-cancelled offer for this company.  However, I do not believe that we can make any additional disclosures about our intent to make further offers without being misleading, because we in fact do not have any plans to make additional offers.  We will always consider making offers, but there can be no assurance that we will or will not.  There are many examples where we have, in our history, made successive offers for an issuer, then ceased making offers, and examples of where we have only made one or two offers.  Each and every offer is analyzed independently, and as we say in the offer, the decision on timing, pricing, and amount offered can only be made once the current offer has been completed and, further, in light of any subsequent events.  For example, it is quite possible that there will be no further offers for this company given the planned offering of additional shares in order to raise capital, in part, for the share repurchase plan, which would make any subsequent offers unlikely to be useful.  Further, we are unaware of any requirement that we prominently disclose to shareholders facts they themselves already have (each shareholder has received the prior offers—and the current competing offer—because the company has not been raising additional capital, so there is no new set of shareholders). I respectfully believe that we have properly balanced the need to disclose all the items required by Regulation 14D with disclosing the most material facts in the “forepart” of the document.

2.
The company has stated that it will be issuing new shares (Class W, I, and R) and has stated that the current shares will be referred to as Class A.  We used the term in case the shares were so classified during the Offer.

3.	Yes, that is the offering for which the company has also filed a Form S-11.

4.
Our understanding is that Regulation 14D and Item 1008 of Regulation M-A require disclosure of transactions within the past 60 days. These transactions did not occur within 60 days of the date of the offer, so Regulation 14D does not require their disclosure, but we felt it was useful information to provide nonetheless.

5.
All shareholders received the $6 offer made by the company. More importantly, they have now been made aware of a current offer at that price because the Company has mailed it to them.  We are unaware of an obligation to inform fellow shareholders of information they have already.

6.
We have been offering this option for many years.  Nonetheless, our analysis follows. Withdrawal rights are permitted up to the Expiration Date.  If a shareholder checks the “All or None” box, then the shareholder is instructing us to withdraw his or her tender if after all the tendered shares have been counted just before Expiration, the tender will result in pro ration of accepted shares.  There is nothing in Rule 14d-8, as far as we know, that prevents a notice of withdraw from being self-executing in this fashion.  Once the offer expires, we will comply with Rule 14d-8 and accept all tendered and non-withdrawn shares on a pro rata basis if more shares than we are offering to purchase are tendered.

7.
We will accept tenders from any jurisdiction unless it would be illegal to do so.  As we state, we are unaware of any jurisdiction where it would be illegal, but we certainly will not voluntarily violate the law if it is illegal in some foreign jurisdiction.  Respectfully, we believe this is a “red herring” in that this is boilerplate language to protect all parties from unintentionally violating the law.  It has never happened in any offer we have made.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Managing Director and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mackenziecapital.com